Exhibit 12.1

Greater Bay Bancorp Annual Report of Form 10-K

Statements re Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2003		2002		2001		2000		1999
Income before income taxes	$149,020		$196,327		$106,284		$110,829		$77,762
Fixed charges:
Interest expense	109,838		160,555		199,793		165,892		110,710
Interest factor of rental expense	6,633		6,081		3,733		2,778		2,493

Fixed charges	116,471		166,636		203,526		168,670		113,203
Less: interest expense on deposits	57,684		82,747		132,655		146,269		98,588

Net fixed charges	58,787		83,889		70,871		22,401		14,615

Earnings, excluding interest on deposits from fixed charges	$207,807		$280,216		$177,155		$133,230		$92,377

Ratio of earnings, excluding interest on deposits, to net fixed charges(1)	3.53	x	3.34	x	2.50	x	5.95	x	6.32	x
Earnings, including interest on deposits in fixed charges	$265,491		$362,963		$309,810		$279,499		$190,965

Ratio of earnings, including interest on deposits, to fixed charges(2)	2.28	x	2.18	x	1.52	x	1.66	x	1.69	x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits from fixed charges, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.
(2)	For the purposes of computing the ratio of earnings, including interest on deposits in fixed charges, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.